James W. McKenzie, Jr.

Partner

+1.215.963.5134

james.mckenzie@morganlewis.com

July 21, 2016

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn:	Barbara C. Jacobs
Assistant Director
Office of Information Technologies and Service

Re:	Tabula Rasa HealthCare, Inc.
Registration Statement on Form S-1
Filed on January 4, 2016
File No. 333-208857

Dear Ms. Jacobs:

On behalf of our client, Tabula Rasa HealthCare, Inc. (the “Company”), we are responding to the comment of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in your letter dated December 22, 2015, to Dr. Calvin H. Knowlton, Ph.D., Chief Executive Officer of the Company, with respect to the Company’s confidential submission of Amendment No. 3 to the Draft Registration Statement on Form S-1 referred to above (the “Draft Registration Statement”), which the Company has not previously responded to.

In response to your letter, set forth below is your comment in bold followed by the Company’s response.  The page reference appearing in the heading and the Staff’s comment below are references to the Draft Registration Statement. The Company is concurrently filing with this response letter Amendment No. 1 to its Registration Statement (the “First Amendment”).  For the convenience of the Staff’s review, copies of this letter and the First Amendment, marked to reflect changes against the Registration Statement that was filed on January 4, 2016, are being delivered to Mitchell Austin.

Morgan, Lewis & Bockius LLP

1701 Market Street
Philadelphia, PA 19103-2921	+1.215.963.5000
United States	+1.215.963.5001

Barbara C. Jacobs

United States Securities and Exchange Commission

July 21, 2016

Business

Our Software and Services

Our Services

Prescription Fulfillment and Adherence Packaging, page 98

1.                                      Your response to comment 13 of our letter dated September 28, 2015 indicates that you do not believe you are substantially dependent on your membership agreement with the group purchasing organization, especially given that it would not be difficult or cost prohibitive to replace promptly if and when necessary. In light of your further responses to comment 10 of our letter dated October 26, 2015 and comment 10 of our letter dated November 25, 2015, we are unable to agree with this conclusion. Specifically, we note the following:

•                 Prescription medication revenue has comprised substantially all of your revenue to date;

•                 You are obligated to purchase at least 90% of your medication product requirements pursuant to your membership agreement with the group purchasing organization;

•                 You would be subject to a withdrawal fee that would be determined by the board of directors of the group purchasing organization if you were to terminate your membership in the group; and

•                 Your risk factor on page 20 states that there can be no assurance that your operations would not be disrupted or that you could obtain the necessary pharmaceutical products at similar costs or at all if you are no longer able to purchase your pharmaceutical products through the group.

•                 Accordingly, please file this agreement or further explain why this is not required by Item 601(b)(10)(ii) of Regulation S-K. Additionally, please revise page 98 to disclose the term of the group purchasing organization’s agreement with AmerisourceBergen Drug Corporation.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has terminated the Company’s membership agreement with the group purchasing organization and, in connection with such termination, entered into a prime vendor agreement, effective March 2016, directly with AmerisourceBergen Drug Corporation (“AmerisourceBergen”) pursuant to which AmerisourceBergen will supply the Company with the pharmaceutical products that the Company sells. The prime vendor agreement was subsequently amended and restated effective May 2016. As part of the agreement, the Company is obligated to purchase at least 95% of the total dollar amount of prescription pharmaceutical products the Company sells from AmerisourceBergen. The contract also commits the Company to a monthly minimum purchase obligation of approximately $1.75 million. The Company has revised the disclosure in the First Amendment, including on pages 21 and 103, to disclose the material terms of this agreement and the risks associated therewith.  In addition, concurrently with the filing of the First Amendment, the Company has filed a redacted copy of the amended and restated prime vendor agreement with AmerisourceBergen and has requested confidential treatment for portions of such agreement from the Staff.

Barbara C. Jacobs

United States Securities and Exchange Commission

July 21, 2016

We hope the foregoing has been responsive to the Staff’s comment.  If you have any questions, please feel free to contact me at (215) 963-5134 or Kevin Shmelzer at (215) 963-5716.

Sincerely,

/s/ James W. McKenzie, Jr.

JWM/avg

c:         Calvin H. Knowlton, Ph.D.
Brian W. Adams
Jeffrey P. Bodle
Kevin S. Shmelzer
Charles S. Kim
Brent B. Siler
Divakar Gupta